

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2014

<u>Via Email</u>
Izhak Nakar
Acting Executive Chairman
Top Image Systems Ltd.
2 Ben Gurion St.
Ramat Gan, 52573
Israel

> **Re: Top Image Systems Ltd.**
> **Registration Statement on Form F-3**
> **Filed August 14, 2014**
> **File No. 333-198136**

Dear Mr. Nakar:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1.   Disclose the total number of shares that are being concurrently offered by the company and by the selling stockholders of the company, the extent to which the concurrent offerings are of a primary and secondary nature, and the portion of that total offered by means of a separate prospectus. We note that registration statements on Form F-3 (333-193350 and 333-191842) were declared effective on December 4, 2013 and January 31, 2014.

Prospectus Summary

2.   Please disclose in the prospectus summary the contractual restrictions of the selling shareholders to sell the ordinary shares that you are registering for resale. We note your disclosure on page 26 that each selling shareholder is contractually prohibited from selling a portion of the ordinary shares until July 15, 2015 and the remainder until after July 15, 2016.

Selling Shareholders, page 26

3.   Please provide a description of the material terms of the acquisition of eGistics, Inc. including the number of shares that were issued as consideration for equity and the number of shares issued as repayment of debt owed to the selling shareholders by eGistics, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Adviser, at (202) 551-3453 if you have questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Dov R. Schwell, Esq.